Exhibit 2.2

FIRST AMENDMENT TO

ASSET PURCHASE AGREEMENT

DATED DECEMBER 9, 2003

This Amendment (this “Amendment”) to the Asset Purchase Agreement by and between Park Pharmacy Corporation, a Colorado corporation (the “Seller”) and Dougherty’s Holdings, Inc., a Texas corporation (“Purchaser”), dated as of December 9, 2003 (the “Original Agreement”), is made and entered into as of February 27, 2004 by the Seller and the Purchaser.

RECITALS:

A. On November 13, 2003, Ascendant Solutions, Inc. (the “Ascendant”) and the Seller, jointly filed a First Amended Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code Proposed by the Seller and the Company (“Joint Plan”) and an Amended Disclosure Statement in Support of First Amended Plan of Reorganization of the Seller under Chapter 11 of the U.S. Bankruptcy Code Proposed by the Seller and the Company (the “Disclosure Statement”).

B. The Original Agreement was entered into on December 9, 2003 by the Seller and the Purchaser, a wholly-owned subsidiary of Ascendant.

C. The Disclosure Statement was approved by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (“Bankruptcy Court”), on December 11, 2003.

D. The Bankruptcy Court confirmed the Joint Plan, including the Original Agreement, at a hearing which occurred on February 23, 2004.

E. The Seller and the Purchaser desire to enter into this Amendment to the Original Agreement (as amended, the “Asset Purchase Agreement”) to reflect certain agreed upon changes to the Original Agreement. Capitalized terms not otherwise defined herein shall have the meaning given to such terms by the Original Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the Seller and the Purchaser amend the Original Agreement as follows:

1. Subparagraph 4(b)(xvi). Subparagraph 4(b)(xvi) is deleted in its entirety and replaced with the following:

“(xvi) The Administrative Expenses under Section 503(b)(2) of the Bankruptcy Laws shall not exceed $120,000 above the amount of retainer held by professionals employed by the Park Bankruptcy Estate (as defined in the Plan) which shall be paid by Seller with any remaining amounts to become part of the Cash Reserve.”

2. Clause (vi) of Subparagraph 9(a). Clause (vi) of Subparagraph 9(a) is deleted in its entirety and replaced with the following to correct an error in the amount originally set forth to make the Asset Purchase Agreement match the bid procedures:

“… (vi) no prospective purchaser who bids for the Assets at the Auction shall be entitled to purchase the Assets unless such prospective purchaser offers to purchase the Assets for consideration which is at least $300,000 greater than the consideration set forth in this Agreement (including all cash, non-cash consideration, and assumed liabilities) and otherwise on terms at least as favorable to Seller as those set forth in this Agreement, …”

3. Waiver of Subparagraph 9(b). The Seller and the Purchaser hereby (a) agree that the Seller’s obligation in Subparagraph 9(b) to use its best efforts to obtain the Confirmation Order from the Bankruptcy Court on or before February 17, 2004 is satisfied and (b) waive any breach of Subparagraph 9(b) that may be deemed to have arisen due to the failure to obtain the Confirmation Order from the Bankruptcy Court on or before February 17, 2004.

4. Appendix I, “Confirmation Order”. The references to “9 July 03 Corp., a Texas corporation d/b/a Bishopsgate Corp., T.E. Millard, Jay Henry Park,” shall be deleted from the definition of “Confirmation Order” where it appears in subparagraphs (v) and (vi).

5. Appendix I, “Outside Date”. The definition of “Outside Date” is deleted in its entirety and replaced with the following:

“Outside Date” means March 31, 2004, or such later date to which the parties may agree in writing.

6. Attachment A-4. The second sentence of Attachment A-4 shall be deleted and replaced with the following:

“$5,719,274.01 (as of February 5, 2004), plus interest accrued from such date or such other amount as the Purchaser and Bank of Texas may mutually agree, to Bank of Texas which is secured by the assets of Seller and the Acquired Entities.”

7. Attachment A-4. The reference to “Allowed Convenience Claims (as defined and listed in the Plan) not to exceed $7,222.99.” that constitutes the fifth sentence of Attachment A-4 shall be deleted in its entirety.

8. Effectiveness. This Amendment will become effective when signed by all parties.

9. Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Texas.

10. No Other Changes. Except as expressly amended herein, the Original Agreement shall remain unchanged and shall continue in full force and effect.

11. Counterparts. This Amendment may be executed in one or more counterparts,

each of which will be deemed an original and all of which together will constitute one agreement. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first stated above.

Park Pharmacy Corporation

By:	/s/ Craig Mackey

Name:	Craig Mackey
Title:	President

Dougherty’s Holdings, Inc.

By:	/s/ David E. Bowe

Name:	David E. Bowe
Title:	Chairman of the Board